September 20, 2006

Mail Stop 4561

Mr. Rimon Shmaya
Comptroller
Industrial Development Bank of Israel
82 Menachem Begin Road
Tel Aviv, Israel 67138

      RE: Industrial Development Bank of Israel
             Form 20-F for the Fiscal Year Ended December 31, 2005
             Filed July 17, 2006
             File No. 2-16830

Dear Mr. Shmaya:

      We have completed our review of your Form 20-F and have no further comments at this time.

                    Sincerely,

                    Donald Walker
                    Senior Assistant Chief Accountant